                                   Filed by: American Century Mutual Funds, Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                      Subject Company: American Century World Mutual Funds, Inc.
                                               SEC Registration No.:  333-157039

                                                                      [ACI LOGO]

LIFE SCIENCES FUND AND TECHNOLOGY FUND PROXY PROPOSALS

American Century  Investments is proposing to combine the Life Sciences fund and the Technology  fund into the Growth fund.  The funds show limited  prospect for future growth.  American Century  Investments' goal is to focus its resources on other funds in order to provide the best investment products for its investors.

The Growth fund was chosen because it provides  investors an option with similar investment objectives.

Investors in Life Sciences and  Technology as of February 20, 2009, are eligible to vote on the proposals and will receive  detailed  PROXY  INFORMATION in early
March. After much consideration, the Board of Directors has unanimously voted to recommend  that  investors  approve  the  proposals.  If you  are  eligible,  we encourage you to vote as soon as possible.

HOW WILL THE COMBINATION IMPACT ME AS AN INVESTOR?

     o    LOWER FEES - Growth's  fees are lower than those of Life  Sciences and
          Technology

     o    ACCOUNT  NUMBER - If the  proposals  pass,  the  combinations  will be effective  June 1,  2009,  and  shortly  thereafter  you'll  receive a confirmation with a new number.

WHAT ELSE DO I NEED TO KNOW?

     o    NON-TAXABLE COMBINATION - The exchange of shares in the reorganization will be  tax-free.  Your tax basis and holding  period for your shares will be unchanged.

     o    SERVICES - Your services will not change and will transfer to your new account.  If you  have an  automatic  purchase  set up  directly  with
          American  Century,  it will continue  through May 15. If the proposals pass, the funds will combine and automatic  purchases will resume June
          1.

AMERICAN CENTURY MUTUAL FUNDS, INC. HAS FILED A PROXY  STATEMENT/PROSPECTUS  AND
OTHER RELEVANT DOCUMENTS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC).
INVESTORS  ARE URGED TO READ THESE  DOCUMENTS  BECAUSE  THEY  CONTAIN  IMPORTANT
INFORMATION.  YOU CAN OBTAIN THESE  DOCUMENTS FREE OF CHARGE AT THE SEC WEB SITE
(WWW.SEC.GOV). IN ADDITION, THE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC BY
AMERICAN CENTURY IS AVAILABLE FREE OF CHARGE BY CALLING 1-866-615-7264.

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Subject: Upcoming proxy for your Life Sciences or Technology fund(s)

BODY:

Dear Investor,

You'll  soon  receive  a  package  from us  requesting  a vote  concerning  your
fund(s).*  The  package  will  contain  detailed   information   describing  the
proposal(s)  and  instructions on how to cast your vote. You may also REVIEW THE
PROPOSALS on our Web site.

Your vote counts.  We encourage you to vote as soon as possible after  receiving the information. Please respond promptly to avoid receiving reminder notices.

If you have questions, please CONTACT US.

*Only  shareholders  invested  in the  Life  Sciences  and  Technology  funds on
February 20, 2009, will be eligible to vote.

AMERICAN CENTURY MUTUAL FUNDS, INC. HAS FILED A PROXY  STATEMENT/PROSPECTUS  AND
OTHER RELEVANT DOCUMENTS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC).
INVESTORS  ARE URGED TO READ THESE  DOCUMENTS  BECAUSE  THEY  CONTAIN  IMPORTANT
INFORMATION.  YOU CAN OBTAIN THESE  DOCUMENTS FREE OF CHARGE AT THE SEC WEB SITE
(WWW.SEC.GOV). IN ADDITION, THE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC BY
AMERICAN CENTURY IS AVAILABLE FREE OF CHARGE BY CALLING 1-866-615-7264.

THIS EMAIL INCLUDES  INFORMATION ABOUT SERVICES AND PRODUCTS OFFERED BY AMERICAN
CENTURY  INVESTMENTS.  IF YOU PREFER NOT TO RECEIVE THIS TYPE OF  INFORMATION IN
THE FUTURE, YOU MAY CHANGE YOUR PREFERENCES AT ANY TIME.

PRIVACY POLICY - SECURITY CENTER

AMERICAN CENTURY INVESTMENT SERVICES, INC. DISTRIBUTOR

4500 Main St.
Kansas City, MO 64111

©2009 American Century Proprietary Holdings, Inc. All rights reserved.

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Your vote counts!

Vote today to avoid reminder notices in the weeks to come.

We've made voting easy.  After  reviewing the enclosed proxy  information,  vote using one of the following methods.

      [GRAPHIC OF MOUSE]           [GRAPHIC OF TELEPHONE]            [GRAPHIC OF ENVELOPE]

          INTERNET                        TELEPHONE                           MAIL
-----------------------------   ------------------------------    ---------------------------
1.  Go to: www.proxyweb.com.    1.  Call toll-free 1-888-         1.  Complete and sign the
                                    221-0697.                         proxy card.

2.  Enter the number that       2.  Enter the number that         2.  Return the card in the
    appears in the gray box         appears in the gray box           postage-paid
    on the left-hand side           on the left-hand side             return envelope.
    of your proxy card.             of your proxy card.

3.  Follow the instructions     3.  Follow the recorded
    on the site.                    instructions.

Please do not mail the proxy card if you vote by internet or telephone.

Thank you for your  participation and your continued support of American Century
Investments.

©2009 American Century Proprietary Holdings,  Inc. All rights reserved.

CL-CRD-64659 0902

                                             [AMERICAN CENTURY INVESTMENTS LOGO]

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[AMERICAN CENTURY INVESTMENTS LOGO]

Dear Investor,

The Board of  Directors of your  American  Century  Investments®  fund(s) is holding a Special Meeting on May 5, 2009.

Please review the proxy  materials,  which outline the proposals  impacting your fund(s).

CLICK HERE to view the Proxy Statement.

CLICK HERE to view the Growth Fund Prospectus.

To view the Proxy Statement and Growth Fund Prospectus online you may need Adobe
Acrobat Reader. CLICK HERE to download the Adobe Acrobat Reader.

A list of your individual accounts appears below.

FUND NAME                                           CONTROL NUMBER
AMERICAN CENTURY TECHNOLOGY FUND                    XXXXXXXXXXXXXX
AMERICAN CENTURY TECHNOLOGY FUND                    XXXXXXXXXXXXXX

To vote all your  accounts as the board  recommends,  please  click on the 'Vote with management' button below.

                              VOTE WITH MANAGEMENT

To vote each  proposal or account  individually,  please click on the 'Vote each proposal or account individually' button below.

                   VOTE EACH PROPOSAL OR ACCOUNT INDIVIDUALLY

This email includes  information about Services and Products offered by American
Century  Investments.  If you prefer not to receive this type of  information in the future, you may UNSUBSCRIBE at any time.

PRIVACY AND SECURITY POLICY

AMERICAN CENTURY INVESTMENT SERVICES, INC., DISTRIBUTOR

4500 Main St.
Kansas City, MO 64111

©2009 American Century Proprietary Holdings, Inc. All Rights Reserved.